September 17, 2021

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:      F/m Funds Trust

(F/m Investments Large Cap Focused Fund)

Form N-14 Registration Statement

SEC File No. 333-258685

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Ken Ellington and from Ashley Vroman-Lee of the Staff of the Securities and Exchange Commission (the “SEC”) on August 24 and August 31, 2021, respectively, pertaining to the above referenced Registration Statement on Form N-14 submitted by F/m Funds Trust (the “Trust”) on August 10, 2021, with respect to the reorganization of the F/m Investments Large Cap Focused Fund, a series of M3Sixty Funds Trust, with and into, F/m Investments Large Cap Focused Fund (the “Fund”), a series of the Trust. Where noted, changes, as applicable, have been made to the Registration Statement. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment:

With respect to the financial statements, the December 31, 2020 report incorporated by reference will be over 245 days old when the filing is proposed to become effective on September 9, 2021. Please file a Post-effective Amendment that includes the June 30, 2021 financial statements and financial highlights.

Response: Registrant will file a Post-effective Amendment that includes the June 30, 2021 financial statements and financial highlights.

2.	Comment:

Please update the Fee Table to reflect the current expenses of the Acquired Fund, as of June 30, 2021.

EDGAR Operations Branch
September 17, 2021

Response: The Fee Table has been updated to reflect the current expenses of the Acquired Fund as of June 30, 2021.

3.	Comment:

With respect to the Fee Table, please confirm that any potential recoupment of previously waived fees by the Acquired Fund is accurately reflected in the pro forma columns.

Response: The Acquired Fund’s expenses are currently, and the pro forma expenses of the Acquiring Fund are expected to remain, at gross levels that exceed any expense reimbursement level, so any possible recoupment is described in the footnote to the table but is not reflected in the Fee Table because no recoupment of waived fees and expenses is expected.

4.	Comment:

In the Federal Income Tax discussion section, please disclose the dollar amounts of any Capital Loss Carryover that are available to the Acquiring Fund and discuss any potential loss or limitation on the use of such loss after the Reorganization.

Response: Disclosure has been added in the Tax discussion section to reflect that the Acquired Fund has no Capital Loss Carryovers, so none are available to the Acquiring Fund.

5.	Comment:

Please consider updating the Capitalization Table with information with a date within 30 days of the filing of the registration statement (ideally the PEA to be filed).

Response: The Capitalization Table has been updated to reflect information as of August 10, 2021.

6.	Comment:

Please include disclosure of any material difference in accounting policies of the Acquired Fund and the Registrant, as required by Article 6-11(d)(1)(iii) of Regulation S-X.

Response: Disclosure has been added to reflect that there is no material difference in the accounting policies of the Acquired Fund and the Registrant.

EDGAR Operations Branch
September 17, 2021

7.	Comment:

The audit consent references the incorrect date of the audit opinion. Please use the correct date in the consent to be filed with the PEA.

Response: Registrant confirms the audit consent filed with the PEA references the correct date of the audit opinion.

8.	Comment:

Please confirm in the correspondence and disclose in the N-14 that the Acquired Fund will be the accounting survivor.

Response: The Registrant confirms the Acquired Fund is the accounting survivor in the Reorganization and has added disclosure to this effect in the PEA filing.

9.	Comment:

All documents incorporated by reference into the N-14 must include the SEC filing number and comply with Rule 411 under the 1933 Act.

Response: The Registrant has added filing numbers for all documents incorporated by reference and confirms they comply with Rule 411 under the 1933 Act.

10.	Comment:

In the discussion of the Trustees on page 37, confirm that the trustees of FMFT will be the trustees of the Acquiring Fund.

Response: Requested disclosure has been added.

11.	Comment:

All documents incorporated by reference into the SAI of the filing must include the SEC filing number and comply with Rule 411 under the 1933 Act.

Response: The Registrant has added filing numbers for all documents incorporated by reference and confirms they comply with Rule 411 under the 1933 Act.

EDGAR Operations Branch
September 17, 2021

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

cc:     Matthew Swendiman, Esq.

Linda Hoard, Esq.

John Chilton, Esq.